Convertible Note Payable

Principal Amount $ 100,000

Date: 07/25/2007

FOR VALUE RECEIVED, eWorld Interactive, Inc. (EWIN.OB) hereby promises to pay to the order of: Ms. Po-Ngan Yu

Flat B ,22nd floor Nelly Heights , Belar Gardens, Shatin,NT, Hong Kong the sum of one hundred thousand dollars ($100,000), together along with interest thereon at the rate of 12% per annum on the unpaid balance.

This Convertible Note Payable shall be paid in full on or before January 25, 2008, when it shall be due and payable on demand of any holder thereof. It may be prepaid in part or whole without penalty. All payments shall be first applied to interest and the balance to principal.

This Convertible Note Payable shall be convertible by the holder into Common shares of eWorld Interactive, Inc. (EWIN.OB). The conversion rate shall be at a 20% discount to the ten day average trading price at the time the request for conversion is received by eWorld Interactive, Inc.

The notice of conversion shall be written and indicate the amount of the outstanding debt to be converted. eWorld Interactive, Inc. (EWIN.OB) shall have the right to pay any portion of the outstanding balance prior to the due date. Any requests for conversion shall be limited to the outstanding balance and any accrued interest.

The Common shares issues pursuant to a conversion by the holder have not been registered with the Securities and Exchange Commission and will be issued pursuant to an exemption from registration.

Restricted Nature of Units

The shares are "restricted securities" as that term is defined in Rule 144 under the Act and, as a result, are subject to substantial restrictions upon transfer or resale.

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an affiliate of us, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about us is satisfied. Affiliates of ours must comply with additional restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock. As defined in Rule 144, an “affiliate” of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of “restricted securities” who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

All parties to this Note Payable waive presentment, demand and protest, and all notices thereto.

In the event of default, the undersigned agree to pay all costs of collections and all reasonable attorney’s fees.

Signed this 25th day of July, 2007

Guy Peckham President/CEO eWorld Interactive, Inc.